SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                  SHANDONG ZHOUYUAN SEED AND NURSERY CO., LTD.

                        Commission File Number 333-52472

 (Check one)
   [ ] Form 10-K [ ] Form 10-KSB [ ] Form 11-K  [ ] Form 20-F

   [X] Form 10-Q [ ] Form 10-QSB [ ] Form N-SAR [ ] Form N-CSR

       For the period ended:  March 31, 2008

   [ ] Transition Report on Form 10-K and Form 10-KSB

   [ ] Transition Report on Form 20-F

   [ ] Transition Report on Form 11-K

   [ ] Transition Report on Form 10-Q and Form 10-QSB

   [ ] Transition Report on Form N-SAR

       For the transition period ended:_________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant SHANDONG ZHOUYUAN SEED AND NURSURY CO., LTD.

Former name, if applicable

         238 Jianxindong Street, Laizhou, Shandong Province, P.R. China
                      Address of principal executive office

                                     PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

Registrant has been unable to complete its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 within the prescribed time because of delays in completing the preparation of its financial statements and its management discussion and analysis. Therefore, the Registrant requires additional time in order to prepare and file its Form 10-Q.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Wang Zhigang                       86              451-8271-3712
    ------------                   ---------         ----------------
    Name                           Area code         Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
                                                                  Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  SHANDONG ZHOUYUAN SEED AND NURSURY CO., LTD.
                 ----------------------------------------------
                 Name of Registrant as Specified in its Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 12, 2008                                   By:   /s/ Wang Zhigang
                                                           ---------------------
                                                           Wang Zhigang
                                                           President